# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Advanced Development of Additive Manufacturing, Inc.
9 W Broad St, Suite 320H
Stamford, CT 06902
www.adambioprinting.com

Up to $1,069,994.98 in Series A Preferred Stock at $2.93
Minimum Target Amount: $9,997.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Advanced Development of Additive Manufacturing, Inc.
**Address:** 9 W Broad St, Suite 320H, Stamford, CT 06902
**State of Incorporation:** DE
**Date Incorporated:** February 21, 2019

## Terms:

**Equity**

**Offering Minimum:** $9,997.16 | 3,412 shares of Series A Preferred Stock
**Offering Maximum:** $1,069,994.98 | 365,186 shares of Series A Preferred Stock
**Type of Security Offered:** Series A Preferred Stock
**Purchase Price of Security Offered:** $2.93
**Minimum Investment Amount (per investor):** $293.00

**Please refer to the Company Securities section of the Offering Memorandum for further details regarding the Series A Preffered Stock rights for the securities sold in this offering.**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based:**

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

**Amount-Based:**

**$500+**

Perk: 2% Bonus Shares

**$1000+**

Perk: 3% Bonus Shares

**$2,500+**

Perk: 5% Bonus Shares

**$5,000+**

Perk: 10% Bonus Shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Advanced Development of Additive Manufacturing, Inc.'s will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $2.93 / share, you will receive 110 Series A Preferred Stock, meaning you'll own 110 shares for $293. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

A.D.A.M. is a developer of an on-demand personalized implant manufacturing infrastructure with a full scope of related services, provided remotely or on-site. With A.D.A.M., medical professionals will be able to complete all steps of an implant-printing process from 3D-modeling to a finished sterile personalized device, ready for implantation. A.D.A.M.'s current focus is on orthopaedic bone implants for cranial, maxillofacial, general trauma, and orthopaedic oncology surgeries, but in the future, A.D.A.M. intends to expand its offered medical devices. A.D.A.M.'s FDM/FFF 3D printing technology also allows for the design and production of various types of tissues such as heart valves, blood vessels and bronchial implants.

A.D.A.M. was founded in 2019 by 3D printing experts and an innovations development team with roots in Ukrainian aerospace and biotech engineering. Currently A.D.A.M.

is in the prototype stage - the company has developed MVP for its printer, materials, digital platform, and has a Quality Management System in place. The company is about to start the animal trials as per the FDA requirements.

Today, A.D.A.M. is a US-based company with subsidiaries in both Ukraine and Australia. The Ukrainian subsidiary' (ADAM KORP, TOV) main focus is on research and development, while A.D.A.M. holds all of the intellectual property rights and performs business development and marketing functions. The Australian subsidiary (Advanced Development of Additive Manufacturing Pty Ltd..) is pivoting into the APAC market entry. The Australian subsidiary is partially owned by A.D.A.M. (70% ownership) and partially owned by other owners NEXUS AU Pty Ltd (15%) and Trinity Foundation Pty Ltd (15%).

*Competitors and Industry*

The orthopaedic market is currently dominated by titanium implants, which based on our research, are costly, rarely personalized to the needs of the patients, and typically require a second surgery to extract internal metal fixation. According to industry scholars and regulators, cost reduction and time-saving are the key benefits of 3D printing applications. By designing and building an on-demand bone and tissue manufacturing solution, A.D.A.M has been pioneering the technology-as-a-service model to efficiently address a complex problem. The A.D.A.M. business model allows patients to have their bone and tissue modeled — using the MRI/CAT scans stored on the digital platform — and, subsequently, 3D-printed and implanted in partnering clinics.

There is an industry consensus in the need for an integrated end-to-end product offering where hospitals will not need to deploy resources on creation of the point-of-care manufacturing infrastructure. However, not all hospitals will have the resource capacity to utilize this model. The newly formed market will be centered around big hospital hubs around geographic locations.

For this reason, A.D.A.M. will first approach the market with a customary model of selling the medical device through distributors, general procurement organizations and/or corporate partners. The initial product - a 3D printed bone graft substitute is expected to reach the market in the end of 2022 - early 2023. A.D.A.M. will compete at the existing bone graft substitutes market, estimated at almost USD 3 billion with a cost-effective and faster delivery time offering. This would be possible to achieve due to a very efficient cost structure with an R&D office located in Ukraine and the efficiency of the 3D printing technology itself.

A.D.A.M. can target and disrupt the orthopaedic implant market, estimated at $47B in 2019 (expected $79.5B in 2030).

The current dominant players are Stryker, Johnson and Johnson, Zimmer Biomet.

All direct and indirect competitors in the industry have long delivery times of 2 to 4 weeks on average, while A.D.A.M.'s is 1-3 days. A.D.A.M.'s competitors that are similar in size and are targeting the same product niche are SDIP Innovations, Particle3D, OsseoPrint 3D, OPM Medical, Epibone, OssDsign, Tissue Regeneration Systems, Lithoz, Xilloc, Lucid Implants, and Mimentis. Unlike competitors, A.D.A.M. focuses on the biggest market of a end-to-end ecosystem of 3D printed orthopedic implants, technology as a service.

OPM, the market leader, does not offer biodegradable materials. In fact, most competitors offer implants of either biopolymer or bioceramic materials, whereas A.D.A.M. offers both.

Due to the integrated approach of A.D.A.M. implant-manufacturing process and the cost-efficient structure, it is expected that the final cost for the patient will be substantially cheaper compared to the existing and emerging alternatives.

*Current Stage and Roadmap*

**Current stage**

We believe ADAM will lead the way in bioprinting overall by starting with a very solvable problem (bone substitutes) that offers a clear and tangible end solution. By strategically going after orthopaedics with proprietary materials we believe we make a case for very strong entrance into healthcare bioprinting overall.

We are finalizing proof of concept of the material composition for both types of proprietary materials (bioceramics and biopolymers) via biological and mechanical testing with our Chief Trials Advisor Dr. Mark Horowitz, director of Orthopedic Histology and Histomorphometry Lab at Yale University. This sets us up for an industry "step-change" in creating the next generation of orthopaedic scaffolds. Additionally, we have set up an animal study with a leading CRO (Contract Research Organization) Charles River Laboratories, which is required for the FDA clearance.

The first product will be launched after 510K clearance (Q4 2022 -Q1 2023). This will be a 3D printed bone void filler substitute via the proprietary material combination that is not present on the market. The value proposition is leveraging the materials and utility of 3D printing to change form factors that enhance bone healing over the standard of care.

A.D.A.M. has completed the development of the MVP version (first iteration) of the FDM (Fused Deposition Modeling) printer with an in-built sterilization system. Printing and sterilization testing has been successfully completed.

**Go-To-Market**

Simultaneously, animal studies for a more advanced custom structural bone graft substitute will start (Q4 2022 - Q1 2023). This will be a major industry advancement. Currently, there is no synthetic bone graft approved for structural or load-bearing purposes. The current orthopaedic standard of care includes either cadaver bone or harvesting bone blocks from the patient's hip or leg. These procedures carry significant risks such as infection, pain, and deformity.

Our continuous development of patient-specific orthopaedic implants brings forward the opportunity to create advanced surgical planning software and pre-procedure 3D modeling. We believe A.D.A.M.'s Digital Platform will power the integration of this end-to-end ecosystem into hospitals and medical centers. Our platform's goal will be to streamline the surgical process by integrating patient imagining and surgical planning to implant manufacturing and the actual surgical procedure. This is a revolution in personalized surgery. We hope to achieve major gains in patient outcomes, new tools for training, groundbreaking research, and advancing the entire field of orthopaedic implant technology.

As part of our go-to-market partnership, we plan on securing the partnership with a prominent US research university that could potentially serve as the center of our co-development work along with other major orthopaedic centers of excellence. Our goal is to successfully complete pilots at these institutions and to build our distribution model through existing orthopedic distributors. We expect the point-of-care printing model to be co-developed and tested in 2022 with partnering hospitals and corporate partners that would provide local infrastructure.

## The Team

### Officers and Directors

**Name:** Ada Bovsunovsky

Ada Bovsunovsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  **Dates of Service:** January 04, 2021 - Present
  **Responsibilities:** Management of the accounting, finance, IR functions, production of investment materials, strategic planning. Salary: $17000/month. Equity compensation: 8971 common stock shares under Stock Option to be fully vested in 2024 provided continuous work for the company.

Other business experience in the past three years:

- **Employer:** Algebris Investments
  **Title:** Junior Research Analyst (Intern)
  **Dates of Service:** February 18, 2019 - May 10, 2019
  **Responsibilities:** Research - international economics, geopolitics; analytics of micro- and macro-economic events in the countries in the Eastern European region

Other business experience in the past three years:

- **Employer:** KPMG Ukraine
  **Title:** Intern in the Finanancial Risk Management Group, Risk Consulting Department
  **Dates of Service:** September 30, 2019 - November 22, 2019
  **Responsibilities:** Risk Management Consulting - production of materials for consultants' presentation, research

Other business experience in the past three years:

- **Employer:** WeFund Ventures
  **Title:** Investment Analyst
  **Dates of Service:** November 25, 2019 - September 01, 2020
  **Responsibilities:** Supporting portfolio companies development, production of investment materials for portfolio companies, research and outreach to potential investors for portfolio companies, analysis of potential investments

Other business experience in the past three years:

- **Employer:** Advanced Development of Additive Manufacturing, Inc.
  **Title:** Head of Investor Relations
  **Dates of Service:** May 15, 2020 - January 04, 2021
  **Responsibilities:** Production of investment materials, research and outreach to potential investors, conferences attendance, budgeting, financial planning

**Name:** Denys Gurak

Denys Gurak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** May 15, 2020 - Present
  **Responsibilities:** Strategy, Management, Negotiations, Suppliers Search, Investor Relations, Business Development, R&D Management, Marketing Strategy Development. No salary and no equity compensation. Currently, the company plans to being a salary compensation plan in 2022 for Mr. Gurak that would be approximately $10,000/month.

- **Position:** Director of Subsidiary TOV "ADAM Korp"
  **Dates of Service:** February 23, 2020 - Present
  **Responsibilities:** R&D Management, Supply Chain Management. Denys receives 6000 UAH as the Director of the Subsidiary.

Other business experience in the past three years:

- **Employer:** Ukroboronprom, SC
  **Title:** Deputy General Director for Foreign Economic Activity
  **Dates of Service:** August 12, 2014 - May 14, 2018
  **Responsibilities:** Coordination of export-import operations, international relations

Other business experience in the past three years:

- **Employer:** Ukrainian Research Institute of Aviation Technology, SC
  **Title:** Head of Supervisory Board
  **Dates of Service:** April 01, 2015 - June 30, 2018
  **Responsibilities:** Supervision of the company's operations and activity

Other business experience in the past three years:

- **Employer:** Artem, JSC
  **Title:** Head of Supervisory Board
  **Dates of Service:** April 01, 2015 - July 17, 2018
  **Responsibilities:** Supervision of the company's activities and operations

Other business experience in the past three years:

- **Employer:** Kyiv Automation Factory, JSC
  **Title:** Member of Supervisory Board
  **Dates of Service:** April 23, 2015 - July 17, 2018
  **Responsibilities:** Supervision of the company's activities

Other business experience in the past three years:

- **Employer:** Potomac Foundation
  **Title:** Senior Fellow
  **Dates of Service:** May 15, 2018 - Present
  **Responsibilities:** Analysis and research in international security

Other business experience in the past three years:

- **Employer:** Association "Ukraine-France"
  **Title:** Executive Director
  **Dates of Service:** May 20, 2018 - July 20, 2019
  **Responsibilities:** Promotion of Ukranian-French business/trade relations

Other business experience in the past three years:

- **Employer:** Political Party "National Movement of Ukraine"
  **Title:** Member of Political Council
  **Dates of Service:** August 03, 2018 - September 29, 2020
  **Responsibilities:** International relations

**Name:** Markian B. Silecky

Markian B. Silecky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel
  **Dates of Service:** March 01, 2021 - Present
  **Responsibilities:** Provision of legal counseling for the Company. Salary: $60,000.00/year. Equity Compensation: 89 711 common stock shares under Stock Option, signed on February 1, 2021 - to be vested in 3 equal installments over 18 months.

Other business experience in the past three years:

- **Employer:** Markian B. Silecky, Esq. - Attorney at Law
  **Title:** Attorney at Law - Private Practice
  **Dates of Service:** March 01, 2020 - May 01, 2021
  **Responsibilities:** Provision of legal counseling to international clients

Other business experience in the past three years:

- **Employer:** POLSINELLI, LLP
  **Title:** Partner
  **Dates of Service:** January 01, 2019 - February 28, 2020
  **Responsibilities:** Provision of legal counseling to international clients

Other business experience in the past three years:

- **Employer:** DENTONS EUROPE, LLP
  **Title:** Partner
  **Dates of Service:** January 01, 2012 - December 31, 2018
  **Responsibilities:** Provision of legal counseling to international clients

Other business experience in the past three years:

- **Employer:** Ukrainian World Foundation
  **Title:** Founding Member; Member, Board of Directors
  **Dates of Service:** July 01, 2019 - Present

**Responsibilities:** Providing legal guidance and oversight, as well as, with other Board Members, contributing to development and direction of the organization

Other business experience in the past three years:

- **Employer:** Ukrainian American Bar
  **Title:** Member, Board of Governors
  **Dates of Service:** February 01, 2008 - Present
  **Responsibilities:** Organization oversight, future direction and initiatives, and membership development

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biomedical or 3D printing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Series A Preferred Shares in the amount of up to US$5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We may never have an operational product or service*
It is possible that there may never be a usable product developed by Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured

prototypes for our 3D printers and scaffolds. Delays or cost overruns in the development of our 3D printers and scaffolds and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The Series A Preferred Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*We face significant market competition*
We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Advanced Development of Additive Manufacturing, Inc. was formed in 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3D printed bones are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of the product may be subject to change and if they do then the selling of the product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As a technology-driven business, we may be vulnerable to hackers who may access our data and that of our customers and investors. Furthermore, any significant disruption in service could reduce the attractiveness of our product and result in a loss of investors and companies interested in using our products. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company itself could harm our reputation and materially negatively impact our financial condition and business.

*CONCLUSION*
GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Denys Gurak | 4,653,935 | Common Stock | 43.54 |
| Kwambio, Inc. (REDUVU, LTD., 49.74%) | 3,366,585 | Common Stock | 31.5 |

## The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 365,186 of Series A Preferred Stock.

***Common Stock***

The amount of security authorized is 12,000,000 with a total of 10,508,175 outstanding.

*Voting Rights*

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

*Material Rights*

**Payments to Holders of Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 of Amended and Restated Certificate of Incorporation of the Corporation or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

**Warrants and Stock Options for Common Stock:**

The total amount outstanding includes 250,182 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,072,565 of shares to be issued pursuant to stock options, reserved but unissued. ("Stock Option Pool")

The total amount outstanding includes 470,215 of shares to be issued pursuant to stock options issued.

***Series A Preferred Stock***

The amount of security authorized is 5,000,000 with a total of 180,325 outstanding.

*Voting Rights*

There are no voting rights associated with Series A Preferred Stock.

*Material Rights*

Please refer to Exhibit F of this Offering Memorandum for more information regarding rights of Series A Preferred Stock.

**Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section B (1) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series A Preferred Stock, $2.93 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

**Preferential Payments to Holders of Preferred Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined by AMended and Restated Certificate of Incorporation of the Corporation), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under the Section 2,1 of the AMended and Restated Certificate of Incorporation of the Corporation. the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

**Preferred Stock Protective Provisions.** At any time when at least 75 Percent of the shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or Amended and Restated Certificate of Incorporation of the Corporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event;

(b) amend, alter or repeal any provision of this Certificate or Bylaws of the

Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(c) purchase or redeem or pay or declare any dividend on any shares of capital stock of the Corporation other than (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board.

**Right to Convert.** Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" applicable to the Series A Preferred Stock shall initially be equal to $ 2.93. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided by the Amended and Restated Certificate of Incorporation of the Corporation.

**Drag along.** Holders of Preferred Stock and all current and future holders of greater than 1% of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Corporation is transferred and which is approved by the Board of Directors the Requisite, so long as the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Corporation's stockholders in a liquidation under the Corporation's then-current Charter, subject to customary limitations.

## What it means to be a minority holder

As a minority holder of Series A Preferred Shares of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you

own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $100.00
  **Number of Securities Sold:** 1,000
  **Use of proceeds:** Investment Contribution (part of funds used for purchase of Ukrainian Subsidiary)
  **Date:** February 21, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $901.00
  **Number of Securities Sold:** 1
  **Use of proceeds:** Investment Contribution (part of funds used for purchase of Ukrainian Subsidiary)
  **Date:** September 30, 2019

**Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $659.34
  **Number of Securities Sold:** 199,800
  **Use of proceeds:** Investment Contribution (part of funds used for purchase of Ukrainian Subsidiary)
  **Date:** May 27, 2020
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $24,497.00
  **Number of Securities Sold:** 23,211
  **Use of proceeds:** Investment Contribution (part of funds used for purchase of Ukrainian Subsidiary); Legal (Regulatory); Rent; Accounting Expenses
  **Date:** May 28, 2020
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $333.00
  **Number of Securities Sold:** 333
  **Use of proceeds:** Investment Contribution (part of funds used for purchase of Ukrainian Subsidiary)
  **Date:** September 30, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $7,110.23
  **Number of Securities Sold:** 6,737
  **Use of proceeds:** Legal (Regulatory) Expenses; Accounting Expenses; R&D Supplies; Provisional Patent Applications; IT (Website)
  **Date:** June 22, 2020
  **Offering exemption relied upon:** 506(b)

- **Name:** Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $528,352.25
  **Number of Securities Sold:** 180,325
  **Use of proceeds:** R&D - Contractors and supplies; R&D Consultants; Animal Studies Protocol Drafting; Pilot Study; Payroll Expenses; G&A - Legal, Accounting, Marketing Expenses; Rent
  **Date:** June 23, 2021

**Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**How long can the business operate without revenue:**

The length of operation greatly depends on the capital financing. The company cannot generate revenue prior to obtaining the FDA clearance because according to the U.S. laws and regulations, medical devices cannot be sold without FDA clearance. We expect to achieve FDA clearance in late 2022 and to start generating revenues in the first half of 2023.
The company will be able to get to the FDA clearance with an additional $2.5 million in financing at least.

**Foreseeable major expenses based on projections:**

The major expenses will be R&D expenses, Marketing expenses, and expenses associated with filing the FDA submission.
The largest item within the **R&D expenses** will be the completion of animal studies and we already know the final definite cost for the CRO's services for completing these studies. As soon as the Company finishes the pilot study, the main study will kick off and will take 9 months to complete. The other items include:
- further development and amelioration of the proprietary 3D-printing technology and printers, and implant production process;
- implant testing done in two prominent U.S. universities;
- R&D supplies and equipment purchases and payment for the R&D team;
- Software development for the A.D.A.M. platform.

**Marketing** expenses will include a significant expense for the equity crowdfunding campaign on StartEngine, further development of the go-to-market strategy, and marketing directed at the medical professionals, medical institutions, and insurance companies prior to the FDA clearance to gain customers at the time of the FDA clearance.
The company is planning to file its FDA 510(k) Submission in Q3 2022 and the filing is

associated with significant **legal and regulatory** expenses.

**Future operational challenges:**

Potential future operational challenges might include not raising enough financing prior to the FDA clearance that might delay payments and, subsequently, process to achieve the FDA clearance.
Other challenges might potentially include lack of staff, implant testing issues, and animal studies delays or failures.

**Future challenges related to capital resources:**

Since the company is not able to generate revenues prior to the FDA Clearance, it is of vital importance to raise financing to fund the animal studies, R&D, and go-to-market efforts prior to the FDA clearance (and, additionally, 1.5 years of operations, payroll, etc.).
The company is constantly in contact with potential investors, partners who might provide financing for equity or in the form of grants to lower the possibility of lack of funds.

**Future milestones and events:**

A significant milestone will be closing the StartEngine raise and Series A raise overall, which we project to be extremely beneficial for the company and will allow A.D.A.M. to finish animal studies and further R&D and obtain FDA clearance. This would also mean that the company will need to put less time and effort into fundraising and focus fully on operations, R&D, strategy, and business development.

Another significant milestone will be securing partnerships (and signing of LOIs or MOUs) with prominent universities, hospitals, medical companies, and doctors in the U.S. and globally. Currently, we're in talks with a top U.S. university, a prominent innovative Israeli hospital, a large U.K. hospital, an Australian medical device manufacturer, and an Italian group of surgeons and hospitals, so we expect to have the formal partnerships announced soon. These partnerships will be of great R&D and commercial value and will lead to greater visibility and trust by other medical professionals and institutions.

Finally, the biggest milestone will be the FDA clearance which will allow the company to start generating revenues, therefore significantly improving its financial position.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company has $60,000.00 cash with A.D.A.M. having $50,000.00 in the Chase bank and Ukrainian subsidiary
having $10,000.00 in a Ukrainian bank, OTP.

Shareholders may be able to provide some loans should the necessity arise.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign are critical to the operations. However, in the worst-case scenario, the company will continue its efforts to attract financing from the institutional investors in the form of equity financing and from the universities and government in the form of grants. Should the necessity arise, the company will resort to the use of debt financing or loans.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Should the company raise the maximum amount of the campaign, the funds from the campaign will constitute almost 100% of the company's funds.
However, A.D.A.M. also expects to attract financing in the form of grants or equity purchases from its potential partnering hospitals, universities, and medical device companies.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The minimum expenses are $16,000/month. This estimate includes delays in salary to the management team, but includes payments to the R&D team, rent, accounting expenses, IT expenses, and dues&subscriptions.

With ~$60,000.00 in cash and a minimum raise of ~$9,650.00, the company can support its minimal operations for another 3-4 months. However, in this scenario, the company will be in need to delay its significant expenses (such as the ones for animal studies; marketing and R&D supplies and equipment) until the next capital raise or receipt of grant financing.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Should the animal studies go as expected and should the company obtain FDA clearance, this raise would get us to the market entry and revenue generation. $1.07 million raised, without revenue generation, will be enough for 2.5 quarters of operations without any revenue generation.

Before the company is able to start generating revenues, we project that we will need to raise $2-3 million to finance the animal studies for FDA clearance, regulatory costs of filing, invest in further R&D of its software development.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company is conducting an outside private offering under Regulation D offering Series A Preferred Stock. The Terms of this concurrent offering which was launched in early 2021 include: the price per share shall be the price determined on the basis of a fully-diluted pre-money valuation of $25 million and a fully-diluted post-money valuation. The Company is seeking to raise between $2,000,000 and $6,000,000 in this private offering. So long as 75 % of the shares of Series A Preferred issued in the transaction are outstanding, the Series A Preferred shall be entitled to elect two (2) members of the Board of Directors ("Preferred Directors"). Further, The Series A Preferred initially converts 1:1 to Common Stock at any time at option of holder

Depending on the success of the raise on StartEngine, the company has a proposed fundraising strategy. The company has applied for a grant to support its material development at a prominent U.S. research university. Additionally, the company currently is negotiating with several top U.S. universities, Australian medical device companies, a top innovative Israeli hospital, a prominent U.K. hospital, a group of Italian surgeons and hospitals, and a Fortune 500 technology company. The company expects to receive some financing in form of equity purchases or grants from the potential partners. A.D.A.M. sees a possibility of an additional pre-clearance raise for the set-up of production facilities and scaling in case a necessity arises.
Finally, in the medium term A.D.A.M. expects to have a growth round to expand its implant portfolio.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

- **Name of Entity:** Denys Gurak
  **Relationship to Company:** Director, Officer, 20%+ owner
  **Nature / amount of interest in the transaction:** Denys Gurak had given a loan of $800.00 to the company which was fully repaid. The reason was that at the time of the transaction the company did not have enough funds to pay for the office rent.
  **Material Terms:** The loan was $800.00, interest-free, had no set maturity date, and was fully repaid.

- **Name of Entity:** Dmytro Skomorokhov
  **Relationship to Company:** Contractor for the Ukrainian subsidiary, owner, VP of Business Development
  **Nature / amount of interest in the transaction:** Dmytro gave two loans to A.D.A.M. in 2019 and 2020 to help the company pay for some minor expenses such as bank fees and rent. The loans were fully repaid.
  **Material Terms:** Two loans - $200.00 in 2019 and $1250.00 in 2020. Both loans were verbal agreements, were interest-free and had no set maturity dates. The loans were fully repaid in 2021.

- **Name of Entity:** Kwambio, Inc.
  **Names of 20% owners:** REDUVU, LTD (beneficiary - Oleksandr Kumanok)
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Kwambio, Inc. had given 3 loans in 2020 and 2021 to give A.D.A.M. the ability to pay for the small expenses in 2020 and to pay for the R&D services during the time where A.D.A.M. had run out of cash but was about to receive the funds from the capital raise. The loans were fully repaid in 2021.
  **Material Terms:** Three loans - $1000.00 in 2020, $2,100.00 in 2020, and $20,000.00 in 2021. Each loan was a verbal agreement, was interest-free, and had no set maturity dates. The loans were fully repaid in 2021.

- **Name of Entity:** Kwambio, LLC
  **Names of 20% owners:** Kwambio, Inc. (at the time of transaction), later the company was sold to new buyers)
  **Relationship to Company:** Formerly a 100% Subsidiary company of Kwambio, Inc., 20%+ Owner in A.D.A.M.
  **Nature / amount of interest in the transaction:** Kwambio LLC in 2018 provided financial aid to a Ukrainian company ADAM Korp, LLC. ADAM Korp, LLC at the time was not yet the subsidiary fully owned by A.D.A.M. The financial aid was repaid and Kwambio, LLC had a change of ownership later.
  **Material Terms:** Kwambio, LLC provided overall $32,743.17 in financial aid to ADAM Korp. The aid was canceled as forgiven and was recognized by ADAM Korp as income in 2021. The aid was interest-free and had no set maturity date.

- **Name of Entity:** Volodymyr Usov
  **Relationship to Company:** Former CEO, former director and officer of A.D.A.M.
  **Nature / amount of interest in the transaction:** Usov provided small financial aid to the ADAM Korp, LLC, which at the time of the transaction was not yet a fully owned subsidiary of A.D.A.M.
  **Material Terms:** Total financial aid for the 2018-2019 period amounted to $2,498.50. The financial aid was canceled as forgiven in 2021 and recognized as income by ADAM Korp, LLC

- **Name of Entity:** Andrii Rozov

**Relationship to Company:** Former Officer
**Nature / amount of interest in the transaction:** Provided small financial aid to ADAM Korp, LLC of $249.34 at the time when ADAM Korp was not yet a fully owned subsidiary by A.D.A.M.
**Material Terms:** Full amount of $249.34 was given as financial aid and had no interest, no set maturity date. Cancelled as forgiven and recognized as income in 2021.

- **Name of Entity:** KyivFarm, LLC
**Names of 20% owners:** Denys Gurak (formerly)
**Relationship to Company:** Was partially owned by a 20%+ owner and director, Denys Gurak
**Nature / amount of interest in the transaction:** KyivFarm, LLC has provided on several occasions in 2019 and 2020 financial aid to Ukrainian subsidiary ADAM Korp, LLC. Some of the financial aid was provided at the time when ADAM Korp, LLC was a fully owned subsidiary by A.D.A.M. The financial aid was given to help A.D.A.M. support its operations.
**Material Terms:** The total amount of financial aid received was $19,841.13. The financial aid was interest-free and had no set maturity date. The aid was fully repaid in 2021.

- **Name of Entity:** Ada Bovsunovsky
**Relationship to Company:** Director
**Nature / amount of interest in the transaction:** Ada Bovsunovsky has provided a loan of $1000.00 in 2021 to keep a new A.D.A.M.'s bank account open before the funds from the capital raise were received by the company.
**Material Terms:** The loan was a verbal agreement, was interest-free, and had no set maturity date. The loan was repaid in 2021.

## Valuation

**Pre-Money Valuation:** $30,788,952.80

**Valuation Details:**

The company determined its pre-money valuation based on pre-money valuations of comparable companies in 2020 (Series A private offering conducted in 2021).

According to several reports such as PitchBook 2020 US Valuations Report and Pitch Book and NVCA Venture Monitor report for 2020, the median pre-money valuation for biotech startups at Series A stage was $30 million dollars. At the time of the decision, the median valuation was a bit lower, - at $25 million. For most companies included in this list, it's important to mention that their time-to-market is significantly longer compared to A.D.A.M.'s, as most companies in biotech/pharma have to go through the clinical trials, unlike A.D.A.M.

Based on the biotech Series A pre-money valuations data and positive feedback from the potential investors, A.D.A.M. decided to set its pre-money valuation at $25 million during the private offering round conducted in earlier 2021. The management decided to keep the share price the same from the Series A private offering conducted in 2021, resulting in the current pre-money valuation of $30,788,952.80

Based on the above, the Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $9,997.16 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  96.5%
  These proceeds would be used financing of R&D contractors and R&D supplies for printing of implant samples and further development of the printers. $9,647.26 would be enough to finance a whole month of operations.

If we raise the over allotment amount of $1,069,994.98, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  12.0%
  Operations include rent payments for 3 offices (Stamford, Kyiv, Odesa), accounting outsourcing, dues and subscriptions, consultants, regulatory legal services for the FDA application, conferences, IT function.
- *Marketing*
  8.5%
  Marketing includes the costs incurred for the crowdfunding raise, and typical social media and general marketing support.
- *Research & Development*
  65.0%
  R&D includes further R&D for proprietary printers and materials, and FDA animal studies. R&D for printers and materials includes R&D team's services

cost, purchase of supplies and equipment for R&D purposes, implant properties testing done at prominent U.S. universities. Animal studies, as required by the FDA, include the services of the CRO for the pilot study and partially for the main study.

- *Company Employment*
  11.0%
  Salaries of existing and future employees in U.S. and Ukraine offices. Includes medical insurance costs and payroll taxes. Also includes payments to the contractors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.adambioprinting.com (https://www.adambioprinting.com/investorrelations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/adam

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Advanced Development of Additive Manufacturing, Inc.

*[See attached]*

# ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.

## CONSOLIDATED FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Advanced Development of Additive Manufacturing, Inc.
Stamford, Conneticut

We have reviewed the accompanying consolidated financial statements of Advanced Development of Additive Manufacturing, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, consolidated statement of shareholders' equity (deficit), and consolidated cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 18, 2021
Los Angeles, California

**Advanced Development of Additive Manufacturing, Inc.**
**CONSOLIDATED BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2020** | | **2019** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 4,069 | $ | 1,364 |
| Prepaids and other current assets | | 5,015 | | - |
| **Total current assets** | | **9,084** | | **1,364** |
| | | | | |
| Goodwill | | 55,847 | | - |
| Intangible assets, net | | 12,814 | | - |
| | | | | |
| **Total assets** | **$** | **77,745** | **$** | **1,364** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 25,317 | | - |
| Accrued expenses | | 100,074 | | - |
| Loan payable | | 3,270 | | 120 |
| | | | | |
| **Total current liabilities** | | **128,661** | | **120** |
| | | | | |
| **Total liabilities** | | **128,661** | | **120** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common stock | | 853 | | - |
| Additional paid in capital | | 32,747 | | 1,334 |
| Currency Translation Adjustment | | 8,310 | | - |
| Retained earnings/(Accumulated Deficit) | | (92,826) | | (90) |
| | | | | |
| **Total stockholders' equity** | | **(50,916)** | | **1,244** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **77,745** | **$** | **1,364** |

*See accompanying notes to financial statements.*

**Advanced Development of Additive Manufacturing, Inc.**
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

| For the Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | - | $ | - |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 76,469 | | 90 |
| Research and development | | 7,381 | | - |
| Sales and marketing | | 8,886 | | - |
| Total operating expenses | | 92,736 | | 90 |
| | | | | |
| Operating income/(loss) | | (92,736) | | (90) |
| | | | | |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(92,736)** | **$** | **(90)** |

*See accompanying notes to financial statements.*

## ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| | Common Stock | | Additional Paid in | Currency Translation | Retained earnings/ (Accumulated | Total Shareholders' |
|---|---|---|---|---|---|---|
| (in , $US) | Shares | Amount | Capital | Adjustment | Deficit) | Equity |
| **Inception (February 21, 2019)** | - | | $ - | | $ - | **$ -** |
| Issuance of Common Stock | 1,334 | 0 | 1,334 | - | - | 1,334 |
| Net income/(loss) | - | - | - | - | (90) | (90) |
| **Balance—December 31, 2019** | 1,334 | 0 | 1,334 | - | (90) | **$ 1,244** |
| Stock split | 398,866 | 40 | (40) | - | - | - |
| Issuance of Common Stock | 229,748 | 23 | 32,243 | - | - | 32,266 |
| Stock split | 7,905,843 | 791 | (791) | | | - |
| Foreign currency translation adjustment | - | - | - | 8,310 | - | 8,310 |
| Net income/(loss) | - | - | - | | (92,736) | (92,736) |
| **Balance—December 31, 2020** | **8,535,791** | **$ 854** | **$ 32,747** | **$ 8,310** | **$ (92,826)** | **$ (50,916)** |

*See accompanying notes to financial statements.*

## ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For the Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (92,736) | $ | (90) |
| Amortization expense | | 640 | $ | - |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Changes in operating assets and liabilities: | | | | |
| Prepaids and other current assets | | (5,015) | | - |
| Accounts payable | | 25,317 | | - |
| Accrued expenses | | 100,074 | | - |
| **Net cash provided/(used) by operating activities** | | **28,279** | | **(90)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Acquisition | | (55,847) | | - |
| Intangible spend | | (13,454) | | - |
| **Net cash provided/(used) by financing activities** | | **(69,300)** | | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowings on loans | | 3,150 | | 120 |
| Capital raised in relation to issued shares | | 32,266 | | 1,334 |
| **Net cash provided/(used) by financing activities** | | **35,416** | | **1,454** |
| **Net effects of foreign currency on cash** | | **8,310** | | **-** |
| Change in cash | | 2,705 | | 1,364 |
| Cash—beginning of year | | 1,364 | | - |
| **Cash—end of year** | **$** | **4,069** | **$** | **1,364** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Advanced Development of Additive Manufacturing, Inc. ("A.D.A.M") was incorporated on February 21, 2019 in the state of Delaware. The financial statements of Advanced Development of Additive Manufacturing, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stamford, Connecticut.

A.D.A.M. is a developer of a 3D-bioprinting infrastructure for hospitals. A.D.A.M. has 4 provisional patents. The Company has already developed MVP of its proprietary printer, is developing another printer, and has developed unique biodegradable and bioresorbable materials for 3D-printed bone implants. A.D.A.M. is developing a holistic turnkey solution for hospitals for all their personalized bone implant needs – with A.D.A.M. the hospitals will be able to model implants using A.D.A.M. modelling software (R&D to start toward the end of the year), and to print the bone implants using A.D.A.M.'s proprietary printing technology with A.D.A.M.'s proprietary materials.

A.D.A.M. has purchased ADAM Korp, LLC (TOV "ADAM Korp") in the end of April, 2020. A.D.A.M. is a 100% owner of the subsidiary. The subsidiary and A.D.A.M. have a Research and Development Services Agreement in place where the subsidiary does all the requested R&D for the parent company and the parent company is the owner of all intellectual rights resulting from such R&D.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

### Intangible Assets

The Company's intangibles consist of the website and platform. The intangibles are amortized over 15 years.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $8,886 and zero, which is included in sales and marketing expense.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 18, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

| As of Peiod Ended December 31, | | 2020 |
|---|---|---|
| Prepaid expenses | $ | 266 |
| Other receivable | | 4,749 |
| **Total** | **$** | **5,015** |

Other current liabilities consist of the following items:

| As of Peiod Ended December 31, | | 2020 |
|---|---|---|
| Related Party payables | $ | 55,332 |
| Payroll liabilities | | 2,726 |
| Accrued expenses | | 42,016 |
| **Total** | **$** | **100,074** |

## 4. INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets consist of:

| As of Peiod Ended December 31, | | 2020 |
|---|---|---|
| Website & Platform | $ | 13,454 |
| Accumulated Amortization | | (640) |
| **Total** | **$** | **12,814** |

The schedule of future amortizations is as follows:

| Year | | |
|---|---|---|
| 2021 | $ | 854 |
| 2022 | | 854 |
| 2023 | | 854 |
| Thereafter | | 10,251 |
| **Future amortization expense** | **$** | **12,814** |

During the year, the Company acquired ADAM Korp during 2020. As part of the acquisition, the Company recorded a goodwill of $55,847.

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common shares class with $.0001 par value. As of December 31, 2020 and December 31, 2019, 8,535,791 and 1,334 shares of common shares have been issued and are outstanding.

## 6. DEBT

**Loan Payable**

During the period, the Company has received loans from owners. The loans do not carry interest and do not have a set maturity. Imputed interest has been deemed immaterial. The entire loan balance has been classified as current. The outstanding balance was $3,270 and $120, respectively.

## 7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2020 and December 31, 2019 consists of the following:

| December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (27,543) | $ | (19) |
| Valuation Allowance | | 27,543 | | 19 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at September 30, 2021 are as follows:

| December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (27,562) | $ | (19) |
| Valuation Allowance | | 27,562 | | 19 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $92,826, and the Company had state net operating loss ("NOL") carryforwards of approximately $91,826. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY

During the period, the Company has received loans from owners. The loans do not carry interest and do not have a set maturity. Imputed interest has been deemed immaterial. The entire loan balance has been classified as current. The outstanding balance was $3,270 and $120, respectively.

In addition the Company received financial aid of $55,332 from the owners and related entities. The financial aid does not carry any interest and does not have a set maturity date.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

| Year | Obligation |
|---|---|
| 2021 | $ 14,075 |
| 2022 | 15,201 |
| 2023 | 16,327 |
| Thereafter | |
| **Minimum payments** | **$ 45,603** |

Rent expense was in the amount of $3,754 and zero as of December 31, 2020 and December 31, 2019, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31 , 2020 through October 18, 2021 the date the financial statements were available to be issued.

The Company established a subsidiary in Australia, and it owns 70% stake in the subsidiary.

The Company issued options to employees, contractors, and board members.

The Company raised Series A via crowdfunding on MicroVenture equity crowdfunding platform. An additional raise was done from an individual for $50,000 in return for issuance of preferred shares.

The Company paid portion of outstanding financial aid received from the owners and related parties.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# A.D.A.M.

An on-demand personalized implant manufacturing infrastructure



Bone Implant
3D-Printing
On Demand
A.D.A.M.


Website | Stamford, CT | BIOTECHNOLOGY

A.D.A.M. develops an on-demand personalized implant manufacturing infrastructure with a full scope of related services, provided remotely or on site.

**$97,331** raised

| | |
|---|---|
| 93<br>Investors | $30.8M<br>Valuation |
| $2.93<br>Price per Share | $293.00<br>Min. Investment |
| Preferred<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates 6 | Comments | Follow

## Reasons to Invest

- Disrupt a growing market: The orthopedic implants market is expected to reach $79.5 billion in 2030.
- Support innovation: A.D.A.M. leading the way in orthopaedics implant production with 3D printing methods.
- Improve production times: Competitors in the implant industry have an average 2-4 weeks delivery time, while we are aiming to offer 1-3 day delivery.

Source

OVERVIEW

## Implant manufacturing, one 3D print at a time

A.D.A.M. (Advanced Development of Additive Manufacturing) is a developer of an on-demand personalized implant manufacturing infrastructure with a full scope of related services, provided remotely or on site.

Currently in the Research and Development stage, A.D.A.M. is designing for medical professionals to complete all steps of the implant printing process from 3D-modeling to receiving a sterilized personalized device, ready for implantation. As a pre-revenue company, A.D.A.M. has identified potential growth opportunities in the orthopaedic surgery, oncology, and CMF, neuro-, and plastic surgery markets.

The company has developed MVP for its printer, materials, digital platform, and has a Quality Management System in place. The company is about to start the animal trials as per the FDA requirements.



ON-DEMAND. FASTER AND EASIER THAN EVER


## Rewards

Get rewarded for investing more into A.D.A.M.:

**$293+**
Investment
**StartEngine Owner's Bonus**
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$500+**
Investment
**Tier 1: $500+**
Invest $500+ and receive 2%

**$1,000+**
Investment
**Tier 2: $1,000**
Invest $1,000+ and receive 3%

**$2,500+**
Investment
**Tier 3: $2,500+**
Invest $2,500+ and receive 5%

**$5,000+**
Investment
**Tier 4: $5,000+**
Invest $5,000+ and receive 10%

THE PROBLEM

## Implants are costly and invasive

Many professionals are rethinking global healthcare models due to COVID-19. The basic demand for materials (such as human tissue and organs) remains largely unmet due to supply chain vulnerabilities. The orthopaedic market is currently dominated by titanium implants, which are costly, have long delivery times, are rarely personalized to the needs of the patients, and typically require a second surgery to extract internal metal fixation.


Titanium implants are costly, rarely personalized, and typically require a second surgery to extract metal fixation elements

**Images are computer generated demo versions. Product is still currently under development.*

THE SOLUTION

## Bone implants made from 3D printing methods

A.D.A.M.'s platform consists of bone implants, printers, materials, digital platform, and our Quality Management System. We create 3D bone implants from ceramic bio-glass for flat bone implants using a Binder Jetting Printing (BJP) method. For tubular bone implants, we use modified biopolymer with a Fused Filament Fabrication (FFF) printing method. The overall production time for us to develop a 3D implant will take up to 24 hours.


A personalized bone, just like yours. With no toxic, allergic, or teratogenic effects.
3D-printed patient-specific implants
reduced surgical time and improved surgical results
Biodegradable and bioresorbable materials
no need for revision surgeries
reduced patient suffering & costs
Proprietary printers installed at the point of care or at company's facilities
delivery time of 1-3 days



**Image is computer generated demo versions.*

**Our process**

1. Implant modeling: Patients or healthcare providers upload and securely store MRI and CAT scans on our digital platform.



2. Implant production: Certified clinicians use the platform to create a 3D model of the implant based on the patient's medical data.



3. Implantation: Medical professionals receive a sterilized 3D printed bone implant ready for use and a set of Quality Management System procedures.



4. Recovery: There is no need for reoperation to extract implant elements. Our bone implants are biodegradable, stimulate osteogenesis, and are fully replaced by the bone tissue over time.



THE MARKET

## Disrupting a market over $47 billion

Our target markets are orthopaedic surgery, oncology, and CMF, neuro-, and plastic surgery. The orthopaedic implants market is estimated at $47 billion for 2019, and expected to reach $79.5 billion in 2030 due to an aging population and an augmented incidence of orthopaedic diseases.



Therapeutic Target Markets
Orthopaedic Surgery
Oncology
CMF, Neuro & Plastic Surgery
3D Printing For Medical Devices Market
CAGR 17%
$1.3B
$1.8B
$2.5B
$3.4B
$4.5B
$6.1B
‘19 ‘20 ‘21 ‘22 ‘23 ‘24 ‘25 ‘26 ‘27 ‘28 ‘29


Based on our internal research, competitors in the implant industry have long delivery times of at least 2 to 4 weeks on average, whereas we plan to offer 1-3 day delivery. We are able to keep production costs low because of our material composites and 3D printing methods.

## Benefits VS Alternatives



- Increased production speed & decreased price
- No need for re-operation
- No need to traumatize a patient for the purpose of bone marrow autoplasty
- Implants stimulate osteogenesis processes
- Sufficient strength indications to withstand implant loads for use in maxillofacial surgery
- 3D modeling technique allows printing individualized implants for each specific case

Most competitors offer implants made of either biopolymer or bioceramic implants, while we offer both. The market leader OPM does not offer biodegradable materials at all.



### Tubular Bone Implants

- Provides high bioactivity
- Highly porous
- Stimulates osteogenesis
- Bioresorbable
- Printing Method: Binder Jetting Printing

### Flat Bone Implants

- Imitates natural bone structure
- Suitable for weight bearing bones
- Stimulates osteogenesis
- Biodegradable
- Printing Method: Fused Filament Fabrication



OUR TRACTION

## FDA clearance by 2022

In August 2020, FDA confirmed 510(k) eligibility for A.D.A.M. biopolymer and bioceramic bone implants. We have 4 provisional patents (2 for materials and 2 for printers) in the U.S., along with 2 patents for materials in Ukraine.

A.D.A.M. plans to complete the animal studies required by the FDA in 2022. No human trials are required. FDA clearance is expected in late 2022 - early 2023.

## OUR ADVISORY BOARD

A.D.A.M prides ourselves on the established team of advisors we have put together. Our Advisory Board consists of top minds in orthopaedics, material science and 3D printing, chemistry, innovations development, business and digital strategy.

With calibre of people such as former DARPA director, a top strategy advisor for Secretary of Defense and NATO, to name a few, we are collectively ready to disrupt the health care and 3D printing industry on a scale.



### Dr. Anthony Tether
*Chief Scientific Advisor*

Former DARPA Director, expert in innovative research and development



### Dr. Phillip Karber
*Chief Strategy Advisor*

President at Potomac Foundation, former Head of Strategy at Department of Defense, strategic advisor to NATO, governments and corporations



### Dr. Mark Horowitz
*Chief Trials Advisor*

Professor at the Department of Orthopedics and Rehabilitation, Yale University School of Medicine



### Tamir Harosh
*Business Development Advisor*

Professional advisor, leads the BD, negotiations, and consulting teams for companies and individuals



### Dr. Anson Ma
*Chief Technology Advisor*

Associate Professor at UConn, site director at SHAP3D, expert in complex fluids and 3D printing



### Den Burykin
*Digital Strategy Advisor*

Experienced entrepreneur with executive and board positions in ICT and technology driven organizations



### Dr. Adnan Mjalli
*Chief Development Advisor*

Internationally recognized entrepreneur in pharma and biotech industries



### Eugene Fedorchenko
*Digital Strategy Advisor*

Strategic business advisor with over decade of track record in management, law and go-to-market domains

WHY INVEST

# A path to growth

A.D.A.M.'s product has unique characteristics that we believe no other company in the industry has. Bone implants are just the beginning - in the years to come A.D.A.M. aims to launch R&D of blood vessel implants, heart valves, and bronchial implants.



We Strive To Be The Future Of Medical Implant Manufacturing
Heart Valve Implants
Bronchial Implants
Major Blood Vessel Implants


**Image is computer generated demo versions.*



Adam Project - 3D Bioprinting Bones Solution
Watch later
Share
Watch on YouTube

**February 2019**



A.D.A.M. Launches!

A.D.A.M. was incorporated in 2019 as a mergence of 3D printing and innovation development teams with roots in Ukrainian aerospace and biotech engineering

**October 2019**



Bone Implant Samples Successfully Pass Pre-clinical Trials

First pre-clinical trials were completed in Ukraine on wistar rats. These findings were later used for FDA Pre-Submission.

**October 2019**



A.D.A.M. Digital Platform MVP Released

A.D.A.M. released platform.adambioprinting.com - its first working platform for MRI and CT scans storage.

**August 2020**

FDA Responds Positively to A.D.A.M. 510(k) Eligibility

In response to our Pre-Submission Application, the FDA confirms our eligibility for 510(k) regulatory pathway to market clearance meaning no human trials are required.

**October 2020**



A.D.A.M. Joins Technology Incubation Program at University of Connecticut!

TIP UConn accepted A.D.A.M. to its incubation program, giving access to the university's unparalleled research resources.

**April 2021**

A.D.A.M. Raises ~$500k

A.D.A.M. raises its first Regulation D round

**July 2021**

Animal Studies Protocol Drafted

Team prepares Animal Studies' Protocol, first step of the animal studies, required for the FDA clearance.

**August 2021**



FDM/FFF 3D Printer MVP Ready

A.D.A.M. develops its first proprietary 3D printer for biopolymer implant production

**September 2021**



Implant Testing at Yale University and University of Connecticut

University researches test qualities of the improved material compositions designated for the required studies

**October 2021**

Pilot Study Kick Off

A.D.A.M. has started the first important process for the animal studies with the prominent CRO (Contract Research Organization)

**November 2021**

Launched on StartEngine

Now YOU can own a part of our company!

**January 2022**

*ANTICIPATED - First Hospital Partnership Announcement

A.D.A.M. will soon announce new exciting partnerships, including one with a prominent innovative hospital

**September 2022**

*ANTICIPATED - Completion of Animal Studies

The end of the studies will result in sufficient statistical data for the FDA Clearance application

**December 2022**

*ANTICIPATED - FDA Clearance

Earliest expected date of the market clearance

## In the Press

SHOW MORE

## Meet Our Team



**Denys Gurak**

CEO

*Denys is a former top executive of industrial conglomerates and an expert in global medical trials regulations. He has extensive experience in management and business development, having worked across the gamut of small technology ventures to industrial and government departments, and his qualifications include Master of Law, an MBA, and Master of Public Administration A member of several think tanks and NGOs, Denys holds a deep passion for world-changing technology.*



**Ada Bovsunovsky**

Chief Operating Officer

*Ada is a former venture fund analyst and has previously interned as a research analyst at a major European hedge fund. She has a BA in Economics (Boston University) and MSc in Finance (Bocconi University). As an analyst, she assisted biotech startups to build their financial models, develop investment materials and attract further financing.*



**Markian Silecky**

General Counsel

*Markian is a Corporate Counsel with over thirty years of international experience. He is a corporate attorney, co-founder of multiple multinational entities, and former Partner with Dentons. Markian specializes in general corporate law, mergers and acquisitions, and international transactions.*



**Arkadii Bohdan MD**

Head of R&D

*A Doctor of Medicine (MD), Arkadii graduated from the Odesa National Medical University and is a practicing surgeon. He is a materials patents author, a researcher in 3D bioprinting, and one of the longest-serving employees of A.D.A.M. As Head of R&D, Arkadii is responsible for medical planning, design, material choice, patents, production, and trials of the bone and tissue implants.*



**Michael Pluzhnyk**

R&D Project Manager

*Research & Development Team Project Manager Michael is an engineer focusing on thermal processing and materials chemistry. Previously he was an R&D engineer for 3D printing ceramics, and as a ceramics specialist also lectured in the subject at the prestigious Southukrainian National State Pedagogical University.*



**Yuliya Shapovalova**

Head of Ukraine Office & Legal Counsel

*Yuliya graduated from Donetsk National University with a degree in law, specializing in jurisprudence. A legal adviser and project manager, she has extensive experience working with governments, large enterprises, and IT startups. Yuliya is a Partner at Digital Lawyers Ltd.*



**Dmytro Skomorokhov**

Business Development Manager

*Dmytro is a 3D-printing industry expert, having been involved in sales, business development, and advisory positions for several 3D printing companies. He has a Masters in Law, and has advised Stanley Black & Decker in relation to launching the International Additive Manufacturing Center, opening 2024 in Connecticut.*

## Offering Summary

| | |
|---|---|
| **Company** | Advanced Development of Additive Manufacturing, Inc. |
| **Corporate Address** | 9 W Broad St, Suite 320H, Stamford, CT 06902 |
| **Offering Minimum** | $9,997.16 |
| **Offering Maximum** | $1,069,994.98 |
| **Minimum Investment Amount (per investor)** | $293.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Series A Preferred Stock |
| **Minimum Number of Shares Offered** | 3,412 |
| **Maximum Number of Shares Offered** | 365,186 |
| **Price per Share** | $2.93 |
| **Pre-Money Valuation** | $30,788,952.80 |

**Please refer to the Company Securities section of the Offering Memorandum for further details regarding the Series A Preffered Stock rights for the securities sold in this offering.**

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based:**

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

**Amount-Based:**

**$500+**

Perk: 2% Bonus Shares

**$1000+**

Perk: 3% Bonus Shares

**$2,500+**

Perk: 5% Bonus Shares

**$5,000+**

Perk: 10% Bonus Shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Advanced Development of Additive Manufacturing, Inc.'s will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $2.93 / share, you will receive 110 Series A Preferred Stock, meaning you'll own 110 shares for $293. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Notice of Funds Disbursement

3 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, A.D.A.M. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in A.D.A.M. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Happy International 3D Printing Day!

3 days ago

Happy **International 3D Printing Day**! Held on 3 December (3D..), this year marks 30 years since the invention of the first 3D printer. It's amazing to consider the progress that has been made in that time, leading to current day innovations such as;

- A 3D printer orbiting the Earth on the International Space Station, acting as an on-demand manufacturing workspace
- Printed 'meat', including Waygu beef
- Designs ranging from large scale entirely printed houses, to tiny elements for robots
- Biodegradable bone implants

Speaking of bone implants...! To mark the day we're happy to share some behind the scenes snaps from the Research & Development lab; whilst these structures may look like building blocks at the beach, they are actually printed test samples. The scaffold structures are part of development research analyzing different internal structures. Pictured during the process; R&D Project Manager Michael Pluzhnik.

These prints are just a few from a number of samples currently being tested. A.D.A.M. are working with a number of globally recognized universities and medical establishments on several exciting and promising projects. To find out more about these partnerships become an investor today, and be part of the future of healthcare.







## A.D.A.M. CEO to be guest panelist in additive manufacturing forum for US Government

5 days ago

CEO Denys Gurak has been invited to speak at a high profile forum organised by the Additive Manufacturing Coalition.

A.D.A.M. has been in ongoing discussions with the *US Department of Defence* and *Veterans Administration*, as they are looking to implement 3D printing in healthcare as one of the primary technologies for treatment of wounded soldiers. As a result of this professional relationship, Mr. Gurak has been invited to speak on a panel by the Additive Manufacturing Coalition. The Coalition is an NGO working to educate the US government on the benefits AM brings to the economy overall, with healthcare bookmarked as one of the primary sectors potentially benefiting from AM.

The upcoming healthcare event is a live online forum *Breakthrough Medical Applications of Additive Manufacturing*, scheduled for **Tuesday December 7th** at **3pm EDT**. Attendance is open to all interested people and registration is free. If you'd like to listen in to what will be a very interesting panel, RSVP here; https://www.addmfgcoalition.org/events

Mr. Gurak will be joined on the panel by Dr. Matthew Di Prima (Materials Scientist, Food and Drug Administration), Ms. Alyssa Glennon (Principal Engineer, Materialise), and Mr. Gaurav Manchanda (Director of Medical Market Development, Formlabs).

As A.D.A.M. continues to gain industry and public recognition, now is the time to join our team of investors.

ADDITIVE MANUFACTURING
COALITION

## Competition Finalist and a Podcast: recent highlights for A.D.A.M.

14 days ago

Last month we were thrilled to be a **finalist** in the *Cool Part Showcase*; a competition for 3D printed items in the additive manufacturing industry. We were one of four finalists in the Best Proof-of-Concept category with the entry of our Humerus Bone Head - a printed bone implant for the upper arm.

Being a finalist, the part was on display at the *Additive Manufacturing Conference + Expo*, where people could see and feel the implant in person. Whilst we didn't take home the win (decided by public vote), it was an honor to be included, and many valuable conversations were sparked.

Another benefit from being a finalist? We were discussed on the *Additive Manufacturing Radio* **podcast**! The episode discusses themes from the Conference, including supply chains, diversity, and disruption (that's us!). An interesting listen for anyone keen to learn about the immediate future of the AM industry. (We're brought up at 20:30 if you'd like to skip ahead). Available on all podcast platforms and link here.

With the industry recognizing us as disruptors to take note of, now is the time to join us as an investor.


THE COOL PARTS showcase
Humerus Bone Head
2021 FINALIST
BEST PROOF-OF-CONCEPT

## TV Feature: A.D.A.M. the subject of a dedicated special news report!

17 days ago

It was an exciting day in the R&D lab a couple of weeks ago when the production crew from 1+1 (one of Ukraine's largest TV networks) came to film a special news report about A.D.A.M. The 1+1 network approached us to share our journey to date as a biotech success story, and the special feature recently aired nationally across Ukraine.

Featuring a behind-the-scenes look at what happens in the lab, CEO Denys Gurak, R&D Project Manager Michael Pluzhnik, and Head of R&D Arkadii Bohdan, MD share their insights. You can even see the 3D printers in action!

This was an independent editorial piece, and not sponsored in any way. To become part of A.D.A.M.'s continuing success story, join our team of investors now.


1+1 Ukrainian TV: Special News Report A....
Watch later
Share
ТСН
АРКАДІЙ БОГДАН
BEGIN TO DIFFERENTIATE
Watch on YouTube

## A.D.A.M. named by The Economist in '22 Emerging Technologies To Watch in 2022'

20 days ago

We are delighted to share that The Economist has included A.D.A.M. in their feature 'What next? 22 emerging technologies to watch in 2022' - https://www.economist.com/the-world-ahead/2021/11/08/what-next-22-emerging-technologies-to-watch-in-2022

***3D-printed bone implants***

*For years, researchers have been developing techniques to create artificial organs using 3d printing of biological materials. The ultimate goal is to take a few cells from a patient and create fully functional organs for transplantation, thus doing away with long waiting-lists, testing for matches and the risk of rejection.*

*That goal is still some way off for fleshy organs. But bones are less tricky. Two startups, Particle3d and adam, hope to have 3d-printed bones available for human implantation in 2022. Both firms use calcium-based minerals to print their bones, which are made to measure based on patients' ct scans. Particle3d's trials in pigs and mice found that bone marrow and blood vessels grew into its implants within eight weeks. adam says its 3d-printed implants stimulate natural bone growth and gradually biodegrade, eventually being replaced by the patient's bone tissue. If all goes well, researchers say 3d-printed blood vessels and heart valves are next.*

We did not know ahead of time we were being included, so it was a fantastic surprise to be featured in such a globally respected publication.

2022 will certainly be a big year for A.D.A.M. - now is the perfect time to join us on this path.

END OF UPDATES

## Comments (3 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

**ROBERT H.** SE OWNER 27 INVESTMENTS 18 days ago

Are the extra 5% shares on top of Startengine owner 10%?

0 View 2 replies

---

**Ergis Z.** 6 INVESTMENTS 22 days ago

I checked out your team on LinkedIn. Please help me understand how your employees including the CEO are from different parts of the world and work from different parts of the world. The countries listed are USA, Ukraine, Malaysia, Pakistan, etc

0 View 1 reply

---

**Damien S.** 13 INVESTMENTS 25 days ago

Hey ADAM team, who are your primary competitors?

0 View 2 replies

---




Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

**CAMPAIGN VIDEO**

DENYS:

Life is inherently risky. Accidents happen.

People around the world are injured every day from dangerous sports, car crashes and other unfortunate accidents. We believe the existing medical approach to broken bones is as archaic as the stone age.

DENYS:

We still rely on expensive, invasive, and painful titanium rods and bone grafts, that can take weeks to deliver to patients in need right now.

What if we smarten up, and treat our body like a mechanism with replaceable parts? What if we created an infrastructure that can fix legs, arms or spine just like in a car workshop?

The good news? Now, we can.

My name is Denys Gurak, I am a serial entrepreneur, expert in global medical trials regulations, and the CEO of A.D.A.M.

ADAM is a biotech company that uses advanced 3D printing technology to replace broken bones and organ tissue to every person that needs it.

With medical 3D printers, we're able to safely print bone and organ tissue to create tailor made solutions that allow for robust bone healing in challenging situations such as complex trauma and fusion procedures.

MARK (YALE):

We believe we are perfectly positioned to take this technology and make it accessible by delivering a streamlined, cost-effective process that takes orthopedic surgery to the next level.

ANSON (UCONN):

We aim to put the personalization capabilities of 3D printing into the hands of all hospitals and medical providers with the end goal to unlock the incredible benefits it offers patients.

DENYS:

Our goal is to put our printers in every hospital, with the entire process from scan to printing to surgery completed within 24 hours.

DENYS:

With your help, A.D.A.M. is seeking to disrupt the orthopedic implants market, estimated at $47B in 2019 and an expected size in 2030 of $80B. The market growth is driven by an ageing population and augmented occurrence of orthopedic diseases and FDA endorsements of 3D-printing in healthcare.

DENYS:

Your support in A.D.A.M. means improved patient treatments and outcomes.

DENYS:

After solving for orthopaedics with novel scaffold products we intend to move towards a larger goal of printing other organic tissues, such as skin, blood vessels and heart valves, meaning more lives can be saved every day.

DENYS:

You have an opportunity to be a part of the future of healthcare

DENYS:

Invest today in a solution that is attempting to reshape healthcare.

**Final Video on Campaign Page:**

In the beginning was you. You were one of many. You are not unique. Your birth was due to matter and energy. The matter and energy created your flesh and bones. You and many other organisms appeared. You weren't different from other creatures, until the first cognitive Big Bang happened. In your head were never any limits. You began to imagine, to invent, to sympathize, to analyze, to adore, to hate, to create, and to destroy. You began to differ but you're still fragile. The only way to survive is to keep your pace, to turn weakness into strength. To make perfect imperfection. To feel no limits of gravitation, distance, age, feel no space and no time. To be the first self creator. To be A.D.A.M.

**SOCIAL ADS**

1. Save Money

What if I told you that we have the potential to disrupt the 47billion dollar orthopedic implant industry? ADAM is a biotech company that uses advanced 3D printing technology to replace broken bones and organ tissue to every person that needs it. Click now to invest and join us in democratizing access to this life-saving technology. Invest today.

2. Altruistic

How many of us would extend our lives if we knew we could rid ourselves of the pain that comes with aging? The future of medical technology is now. With medical 3D printers, we're able to safely print bone and organ tissue, but we need your help. Become an investor in ADAM today and help revolutionize medicine. Visit startengine.com/ADAM

3. Make Money

Invest in a company taking America's healthcare technology to an entirely new level. With the first company in the market to intergrate scanning, storage and 3D printing of bones with proprietary bioresorbable materials Invest now to be a part of the future, that also includes printing organ tissue. Visit startengine.com/ADAM

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF APRIL, A.D. 2021, AT 12:39 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7290561 8100
SR# 20211257133

Authentication: 202949426
Date: 04-12-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

**ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.** (the "*Corporation*"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify that:

**1.** The name of the Corporation is Advanced Development of Additive Manufacturing, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on February 21, 2019.

**2.** The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, as amended, to read in full as set forth on **Exhibit A** attached hereto, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

**3.** This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law.

**IN WITNESS WHEREOF, ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.** has caused this Amended and Restated Certificate of Incorporation to be signed by Denys Gurak, a duly authorized officer of the Corporation, on March 30, 2021.

DocuSigned by:

Denys Gurak

F3B6C6BF239F43D...

Name: Denys Gurak

Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:39 PM 04/12/2021
FILED 12:39 PM 04/12/2021
SR 20211257133 - File Number 7290561

**Exhibit A**

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ADVANCED DEVELOPMENT OF ADDITIVE MANUFACTURING, INC.

**FIRST:** The name of this corporation is Advanced Development of Additive Manufacturing, Inc. (the "***Corporation***").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 12,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Five Million (5,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***" without voting rights and with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section B (1) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "***Original Issue Price***" shall mean, with respect to the Series A Preferred Stock, $2.93 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least 75% of the outstanding shares of Preferred Stock (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least 30 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "***Board***").

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Election of Directors. For so long as any shares of Series A Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock, as a separate class, shall be entitled to elect up to two (2) directors of the Corporation (the "***Preferred Directors***") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect, at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, the remaining directors of the Corporation (the "***Common Director***"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be

filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.

3.1 Preferred Stock Protective Provisions. At any time when at least 75 Percent of the shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.1.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event;

3.1.2 amend, alter or repeal any provision of this Certificate or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock; or

3.1.3 purchase or redeem or pay or declare any dividend on any shares of capital stock of the Corporation other than (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" applicable to the Series A Preferred Stock shall initially be equal to $ 2.93. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "***Original Issue Date***" shall mean March 30, 2021.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest [one-hundredth of a cent]) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$CP_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "$CP_1$" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the

Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock. 4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $ 2.93 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by, and only by, the affirmative written consent.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.